FMC Corporation Quarterly Report on Form 10-Q for September 30, 2000

Exhibit 11	Statement re: Computation of Diluted Earnings Per Share (Unaudited) (In thousands, except per share data)

	Three Months Ended September 30		Nine Months Ended September 30
	2000	1999	2000	1999
Earnings:
Net income (loss)	$(10,230)	$64,056	$60,568	$181,228

Shares:
Average number of shares of common stock outstanding	30,426	31,380	30,388	31,819
Weighted average additional shares assuming conversion of stock options	1,214	945	1,097	884

Shares—diluted basis	31,640	32,325	31,485	32,703

Diluted earnings (loss) per share	$(0.32)	$1.98	$1.92	$5.54